MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3rd Floor 1185 Avenue of the Americas New York, NY 10036

July 31, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:      Kristina Marrone

Stacie Gorman

Brigitte Lippmann

Re: PhoneBrasil International, Inc.

Amendment No. 1 to Form 10-12G

Filed July 9, 2020

File No. 000-56176

Dear All:

We are filing an Amendment No. 2 to the Registration Statement on Form 10-12G/A (the “Registration Statement”) in response to your recent review letter addressed to David Lazar, Chief Executive Officer of PhoneBrasil International, Inc. (the “Company”), dated July 24, 2020 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Form 10-12G

Item 3. Security Ownership of Certain Beneficial Owners and Management, page 19

1. We note your response to comment 1. To the extent Mr. Lazar exercises control over his securities through Custodian Ventures, LLC, please disclose. Additionally, please clarify the reference to footnote 2.

We have added footnote 2, which references Mr. Lazar’s control over his securities through Custodian Ventures, LLC.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 20

2. We note your response to comment 2 and reissue our comment. Please ensure that all business experience for David Lazar is disclosed, as required by Item 401(e) of Regulation S-K. We note, for example only, Mr. Lazar’s association with Finotec Group, Inc. and Superbox, Inc. Please disclose your promoter’s prior performance history with such companies, including:

●	The company’s name;
●	Your promoter’s relationship with the company;
●	Whether the company has engaged in a business combination;
●	Whether the company registered any offerings under the Securities Act; and
●

Whether any transaction resulted in termination of your promoter’s association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

We have amended the Registration Statement to include the above information.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo, Esq.
Matthew McMurdo, Esq.

cc:	David Lazar
Chief Executive Officer, PhoneBrasil International, Inc., a/ka/ Utz Technologies, Inc.